September 11,
2024

Brandi Kendall
Chief Financial Officer
Crescent Energy Co
600 Travis Street, Suite 7200
Houston, Texas 77002

        Re: Crescent Energy Co
            Form 10-K for the Fiscal Year ended December 31, 2023
            Filed March 4, 2024
            File No. 001-41132
Dear Brandi Kendall:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Business and Properties
Drilling and other exploration and development activities, page 22

1. The disclosure relating to the drilling activities that occurred during the years ended
       December 31, 2023, 2022 and 2021 appears to be limited to your operated wells.

       Please expand your disclosure to also address the drilling activities relating to non-
       operated wells and wells in which you own a mineral or royalty interest.

       For the purposes of disclosing net royalty wells in which you do not hold a working interest, consider the net revenue interest as a substitute for the working interest. Refer to
       Items 1205 and the definitions in 1208(c) of Regulation S-K. September 11, 2024
Page 2

Leasehold acreage, page 22

2. You disclose that approximately 2,302 thousand acres, or approximately 95%, of your leasehold acreage is developed. Based on disclosure on page 12 regarding an "acreage position that is 96% held by production," it appears that you might be treating acreage that is held by production as developed acreage for purposes of the disclosure on page 22.

       Please note the acreage associated with your undeveloped reserves and acreage held by production that encompasses those leased acres on which wells have not been drilled or completed should be classified as undeveloped acreage for purposes of disclosure under
       Item 1208(b) of Regulation S-K.

       Please advise or modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage. Refer to the disclosure requirements in Items 1208(a) and
       (b) and the definitions in 1208(c) of Regulation S-K.

3. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration.

       If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure here or in an appropriate section elsewhere in your filing to describe the uncertainty in reasonable detail, including the steps and related costs that would be necessary to extend the time to the expiration of such leases, considering the guidance in Rule 4-10(a)(26) of Regulation S-X and FASB ASC
932-235-50-10.

Management's Discussion and Analysis, page 78

4. We note your discussion in the first paragraph on page 77 attributing the increase in general and administrative expenses during 2023 partially to higher expense payable under the Management Agreement, corresponding to an increase in your interest in the operating company associated with redemptions.

       You indicate that you have included adjustments to recognize additional Manager
       Compensation in computing certain non-GAAP measures, representing such costs attributed to the redeemable noncontrolling interests, which have been excluded from your computation of net income and characterized as distributions.

       We also note your discussion in Note 14 on page 129, and the corresponding amounts in the roll-forward of the redeemable non-controlling interests account on page 123 and in the financing section of your Statements of Cash Flows on page 99.

       Please explain to us your rationale for excluding amounts attributable to the redeemable non-controlling interests from your computation of consolidated net income, with reference to the specific accounting guidance considered in formulating your policy.
 September 11, 2024
Page 3

       Please also explain how your approach correlates with Sections 6 and 7 of the agreement at Exhibit 10.3 and provide us with the Cost Allocation Policy referenced in that agreement along with the computations made to determine the allocations.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation